Exhibit 99.1

Youku Tudou Announces Second Quarter 2015 Unaudited Financial Results

Consumer Revenues Grew 596% Year-on-Year; Multi-Screen Monthly User Time Spent Grew 50% Year-on-Year

BEIJING, China, August 19, 2015 — Youku Tudou Inc. (NYSE: YOKU), a leading multi-screen entertainment and media company in China (“Youku Tudou” or the “Company”), today announced its unaudited financial results for the second quarter 2015.

Second Quarter 2015 Highlights(1)

•             Net revenues were RMB1.61 billion (US$259.6 million), a 57% increase from the corresponding period in 2014(2). Non-GAAP(3) net revenues were RMB1.51 billion (US$244.3 million) in the second quarter of 2015, a 58% increase from the corresponding period in 2014.

•             Gross profit was RMB254.1 million (US$41.0 million), an 11% increase from the corresponding period in 2014. Non-GAAP gross profit was RMB253.8 million (US$40.9 million) in the second quarter of 2015, a 14% increase from the corresponding period in 2014.

•             Net loss was RMB342.0 million (US$55.2 million), as compared to RMB142.3 million (US$23.0 million) from the corresponding period in 2014. Non-GAAP net loss was RMB220.7 million (US$35.6 million) in the second quarter of 2015, as compared to RMB76.9 million (US$12.4 million) from the corresponding period in 2014.

•             Basic and diluted loss per ADS, each representing 18 Class A ordinary shares of the Company, for the second quarter of 2015 amounted to RMB1.76 (US$0.28) and RMB1.76 (US$0.28), respectively. Non-GAAP basic and diluted loss per ADS for the second quarter of 2015 amounted to RMB1.13 (US$0.18) and RMB1.13 (US$0.18), respectively.

•             Cash, cash equivalents, restricted cash and short-term investments totaled RMB8.33 billion (US$1.34 billion) as of June 30, 2015.

•             Acquisition of property and equipment for the second quarter of 2015 was RMB71.5 million (US$11.5 million).

•             Acquisition of licensed copyright for the second quarter of 2015 was RMB366.2 million (US$59.1 million).

“I am very pleased that once more we delivered accelerated and increasingly diversified topline growth in the second quarter, driven by robust consumer business development and supported by healthy advertising revenues. Our revenue diversification through consumer business is successful and based on progress driven by our business unit reorganizations and management team additions. Meanwhile, with nearly half of advertising revenues coming from mobile, we have achieved broad adoption of mobile advertising by domestic and international advertisers alike,” said Victor Koo, Chairman and Chief Executive Officer of Youku Tudou. “We expect these positive trends, reinforced by our clear growth strategy and improving business economics, to continue during the second half of this year.”

Dele Liu, President of Youku Tudou, added, “We continued to significantly increase web-native content, which is one of the key growth pillars driving our business development this year, in addition to accelerated topline growth and revenue diversification. More specifically, we are creating cross-domain synergy for high quality IPs taking the forms of web series, online game, and movies, leveraging our large and growing user base and high quality traffic as measured by user time spent and user engagement.”

Second Quarter 2015 Results

Net revenues were RMB1.61 billion (US$259.6 million) in the second quarter of 2015, a 57% increase from the corresponding period in 2014. Non-GAAP net revenues were RMB1.51 billion (US$244.3 million) in the second quarter of 2015, a 58% increase from the corresponding period in 2014, meeting the non-GAAP net revenues guidance previously announced by the Company.

Advertising net revenues were RMB1.28 billion (US$206.1 million) in the second quarter of 2015, a 40% increase from the corresponding period in 2014, meeting the advertising net revenues guidance previously announced by the Company. The growth was primarily attributable to the increased use by brand advertisers of our advertising services as evidenced by an increase in the number of advertisers and the rising average spend per advertiser.

Consumer revenues, which are derived from our subscription-based service, interactive live entertainment and mobile game joint operation, were RMB174.5 million (US$28.1 million) in the second quarter of 2015, a 596% increase from the corresponding period in 2014. The growth was primarily attributable to the increasing user adoption of our consumer services as evidenced by expansion of subscriber base of our subscription-based service, and growing number of paying users and average spend per user of our interactive live entertainment service.

Bandwidth costs as a component of cost of revenues were RMB330.3 million (US$53.3 million) in the second quarter of 2015, representing 21% of net revenues, as compared to 21% of net revenues for the corresponding period in 2014.

(1)  The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.2000 to US$1.00, the effective noon buying rate as of June 30, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(2)  As noted in the Company’s annual report for fiscal year 2014 on Form 20-F (the “2014 Annual Report”), certain adjustments were made to the Company’s historical consolidated financial statements reflecting certain revisions to its accounting treatment for (i) licensed copyrights and (ii) nonmonetary exchanges of licensed copyrights, as further described in the 2014 Annual Report. Accordingly, unaudited financial information in this release in relation to the second quarter of 2014 has been amended, where applicable, principally as a result of, and to reflect the adjustment caused by, such revisions of the Company’s accounting treatment.

(3)  All non-GAAP measures exclude, as applicable, barter sublicensing revenues, amortization of licensed copyrights from nonmonetary content exchanges, share-based compensation expenses and amortization of intangible assets from business combination. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

Content costs as a component of cost of revenues were RMB744.4 million (US$120.1 million) in the second quarter of 2015, representing 46% of net revenues as compared to 45% of net revenues for the corresponding period in 2014. Non-GAAP content costs were RMB649.8 million (US$104.8 million) in the second quarter of 2015, representing 43% of non-GAAP net revenues, as compared to 42% of non-GAAP net revenues for the corresponding period in 2014. This increase was primarily due to expansion of our video content portfolio to support our new business growth initiatives.

Gross profit was RMB254.1 million (US$41.0 million) in the second quarter of 2015, an 11% increase from the corresponding period in 2014. Non-GAAP gross profit was RMB253.8 million (US$40.9 million) in the second quarter of 2015, a 14% increase from the corresponding period in 2014.

Operating expenses were RMB645.9 million (US$104.2 million) in the second quarter of 2015, as compared to RMB384.2 million (US$62.0 million) for the corresponding period in 2014. Non-GAAP operating expenses were RMB524.4 million (US$84.6 million) in the second quarter of 2015, as compared to RMB312.1 million (US$50.3 million) for the corresponding period in 2014. Detailed discussion of each component of operating expenses is as follows:

Sales and marketing expenses were RMB354.3 million (US$57.1 million) in the second quarter of 2015, as compared to RMB212.0 million (US$34.2 million) for the corresponding period in 2014. Non-GAAP sales and marketing expenses were RMB305.6 million (US$49.3 million) in the second quarter of 2015, as compared to RMB185.8 million (US$30.0 million) for the corresponding period in 2014. This increase was primarily due to increases in marketing expenses and commission paid to our sales force in line with our revenue growth.

Product development expenses were RMB181.9 million (US$29.3 million) in the second quarter of 2015, as compared to RMB98.6 million (US$15.9 million) for the corresponding period in 2014. Non-GAAP product development expenses were RMB141.8 million (US$22.9 million) in the second quarter of 2015, as compared to RMB78.6 million (US$12.7 million) for the corresponding period in 2014. This increase was primarily due to an increase in personnel related expenses for our product development in mobile, search, social, subscription and interactive live entertainment services.

General and administrative expenses were RMB109.8 million (US$17.7 million) in the second quarter of 2015, as compared to RMB73.7 million (US$11.9 million) from the corresponding period in 2014. Non-GAAP general and administrative expenses were RMB77.0 million (US$12.4 million) in the second quarter of 2015, as compared to RMB47.6 million (US$7.7 million) from the corresponding period in 2014.

Net loss was RMB342.0 million (US$55.2 million) in the second quarter of 2015, as compared to RMB142.3 million (US$23.0 million) for the corresponding period in 2014. Non-GAAP net loss was RMB220.7 million (US$35.6 million) in the second quarter of 2015, as compared to RMB76.9 million (US$12.4 million) from the corresponding period in 2014.

Business Outlook

For the third quarter of 2015, the Company expects non-GAAP net revenues will be between RMB1.69 billion and RMB1.78 billion, with advertising net revenues contributing between RMB1.34 billion and RMB1.40 billion. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Youku Tudou’s management will host an earnings conference call at 9:00 p.m. U.S. Eastern Time on August 19, 2015 (9:00 a.m. Beijing/Hong Kong Time on August 20, 2015).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In:	+1-866-519-4004
International Dial In:	+65-6713-5090
Mainland China Dial In:	+86-800-819-0121 / +86-400-620-8038
Hong Kong Dial In:	+852-3018-6771

A replay of the call will be available by dialing +61 2 8199 0299 and entering passcode 12334563. The replay will be available through August 26, 2015.

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku Tudou’s corporate website at http://ir.youku.com.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is a leading multi-screen entertainment and media company in China. Youku Tudou is China’s leading Internet television platform, enabling users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku Tudou’s strategic and operational plans, contain forward-looking statements. Youku Tudou may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku Tudou’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku Tudou does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku Tudou’s financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku Tudou uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: non-GAAP net revenues, non-GAAP content costs, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP profit or loss from operations and non-GAAP net profit or loss and non-GAAP adjusted EBITDA profit or loss. We define non-GAAP net revenues as net revenues excluding barter sublicensing revenues. We define non-GAAP content costs as content costs excluding amortization of licensed copyrights from nonmonetary content exchanges, share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP gross profit or loss as the respective nearest comparable GAAP financial measure to exclude barter sublicensing revenues, amortization of licensed copyrights from nonmonetary content exchanges, share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP operating expenses as operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to customer relationship, technology and non-compete provisions. We define non-GAAP sales and marketing expenses as sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to customer relationship. We define non-GAAP product development expense as product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to technology. We define non-GAAP general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to non-compete provisions. We define non-GAAP profit or loss from operations as profit or loss from operations excluding barter sublicensing revenues, amortization of licensed copyrights from nonmonetary content exchanges , share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP net profit or loss as net loss excluding barter sublicensing revenues, amortization of licensed copyrights from nonmonetary content exchanges , share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP adjusted EBITDA profit or loss as net profit or loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for barter sublicensing revenues, amortization of licensed copyrights from nonmonetary content exchanges, share-based compensation expenses, amortization of intangible assets from business combination, business combination related expenses and other non-operating items.

We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Youku Tudou’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Chang You

Youku Tudou Inc.

Tel: (+8610) 5890-6883 x 8056

Email: changyou@youku.com

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS

	As of
(Amounts in thousands, except for number of shares)	December 31, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	3,820,742	2,561,775	413,190
Restricted cash	617,586	1,441,049	232,427
Short-term investments	4,021,199	4,323,246	697,298
Accounts receivable	1,719,760	2,135,363	344,413
Licensed copyrights, net	220,152	259,052	41,783
Amounts due from related parties	125,204	85,408	13,775
Deferred tax assets, net	2,283	2,283	368
Prepayments and other assets	117,716	315,511	50,890
Total current assets	10,644,642	11,123,687	1,794,144

Non-current assets:
Property and equipment, net	293,027	365,002	58,871
Long-term investments	67,293	176,951	28,540
Available-for-sale financial assets	—	21,267	3,430
Licensed copyrights, net	505,173	657,606	106,065
Intangible assets, net	875,502	869,467	140,237
Capitalized content production costs	1,678	3,562	575
Film assets	—	64,885	10,465
Prepayments and other assets	431,377	389,162	62,768
Goodwill	4,262,569	4,262,569	687,511
Total non-current assets	6,436,619	6,810,471	1,098,462

TOTAL ASSETS	17,081,261	17,934,158	2,892,606

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	563,009	690,668	111,399
Advances from customers and deferred revenue	36,232	156,660	25,268
Amounts due to related parties	4	1	—
Accrued expenses and other liabilities	1,668,122	2,017,281	325,368
Short-term bank loans	500,000	1,320,386	212,965
Total current liabilities	2,767,367	4,184,996	675,000

Non-current liabilities:
Deferred tax liabilities	213,608	213,608	34,453
Other liabilities	6,570	33,458	5,396
Total non-current liabilities	220,178	247,066	39,849

Total liabilities	2,987,545	4,432,062	714,849

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 3,123,742,699 and 3,158,011,117 issued as of December 31, 2014 and June 30, 2015, respectively, 2,834,270,299 and 2,868,538,717 outstanding as of December 31, 2014 and June 30, 2015, respectively)	201	203	33
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 645,691,903 and 645,691,903 issued and outstanding as of December 31, 2014 and June 30, 2015, respectively)	48	48	8
Additional paid-in capital	18,878,497	19,136,913	3,086,599
Treasury stock (at cost, 289,472,400 and 289,472,400 as of December 31, 2014 and June 30, 2015, respectively)	(1,845,892)	(1,845,892)	(297,725)
Statutory reserves	13,146	13,146	2,120
Accumulated deficit	(2,681,658)	(3,541,118)	(571,148)
Accumulated other comprehensive loss	(270,626)	(261,204)	(42,130)
Total shareholders’ equity	14,093,716	13,502,096	2,177,757

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,081,261	17,934,158	2,892,606

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except for number of shares and ADS and per	For the Three Months Ended				For the Six Months Ended
share and per ADS data)	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited-As revised)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited-As revised)	(Unaudited)	(Unaudited)

Net revenues (including advertising net revenues from related parties amounting to RMB48,010 and RMB47,339 for the three months ended March 31, 2015 and June 30, 2015, respectively, and RMB95,349 for the six months ended June 30, 2015)	1,023,340	1,139,458	1,609,687	259,627	1,798,025	2,749,145	443,410

Cost of revenues (Note 1)	(794,771)	(1,137,987)	(1,355,570)	(218,640)	(1,437,331)	(2,493,557)	(402,187)

Gross profit	228,569	1,471	254,117	40,987	360,694	255,588	41,223

Operating expenses:
Product development	(98,551)	(139,573)	(181,856)	(29,332)	(178,689)	(321,429)	(51,843)
Sales and marketing	(211,979)	(320,433)	(354,259)	(57,139)	(397,675)	(674,692)	(108,821)
General and administrative	(73,670)	(84,058)	(109,830)	(17,715)	(119,799)	(193,888)	(31,272)

Total operating expenses	(384,200)	(544,064)	(645,945)	(104,186)	(696,163)	(1,190,009)	(191,936)
Government grant income	880	123	11,075	1,786	880	11,198	1,806

Loss from operations	(154,751)	(542,470)	(380,753)	(61,413)	(334,589)	(923,223)	(148,907)
Interest income	9,923	29,811	34,265	5,527	15,976	64,076	10,335
Interest expenses	—	(10,743)	(17,126)	(2,762)	—	(27,869)	(4,495)
Share of net loss of equity investee	—	(1,247)	(1,459)	(235)	—	(2,706)	(436)
Other income, net	2,562	7,352	1,781	287	303	9,133	1,473

Loss before income taxes	(142,266)	(517,297)	(363,292)	(58,596)	(318,310)	(880,589)	(142,030)
Income tax expense	(12)	(144)	21,273	3,431	(12)	21,129	3,408

Net loss	(142,278)	(517,441)	(342,019)	(55,165)	(318,322)	(859,460)	(138,622)

Other comprehensive income (loss), before tax Foreign currency translation adjustments	(13,645)	36,587	(27,165)	(4,381)	7,314	9,422	1,520
Other comprehensive income (loss), net of tax	(13,645)	36,587	(27,165)	(4,381)	7,314	9,422	1,520

Comprehensive loss attributable to ordinary shareholders	(155,923)	(480,854)	(369,184)	(59,546)	(311,008)	(850,038)	(137,102)

Net loss per share, basic and diluted	(0.04)	(0.15)	(0.10)	(0.02)	(0.10)	(0.25)	(0.04)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(0.76)	(2.67)	(1.76)	(0.28)	(1.80)	(4.43)	(0.71)
Shares used in computation, basic and diluted	3,355,310,411	3,485,681,620	3,500,437,718	3,500,437,718	3,189,566,616	3,493,100,432	3,493,100,432
ADSs used in computation, basic and diluted	186,406,133	193,648,978	194,468,762	194,468,762	177,198,145	194,061,135	194,061,135

The accompanying notes are an integral part of the press release.

Note 1. Cost of Revenues

	For the Three Months Ended				For the Six Months Ended
(Amounts in thousands)	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited-As revised)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited-As revised)	(Unaudited)	(Unaudited)
Cost of revenues:
Value added, business taxes and surcharges	89,550	98,388	138,329	22,311	152,508	236,717	38,180
Bandwidth costs	213,538	306,835	330,258	53,267	415,427	637,093	102,757
Depreciation of servers and other equipment	24,452	34,349	38,479	6,206	44,617	72,828	11,746
Interactive live entertainment revenue sharing fees	3,351	24,087	70,017	11,293	4,339	94,104	15,178
Cost of goods sold	—	5,337	34,073	5,496	—	39,410	6,356
Content costs	463,880	668,991	744,414	120,067	820,440	1,413,405	227,970
Total Cost of Revenues	794,771	1,137,987	1,355,570	218,640	1,437,331	2,493,557	402,187

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended				For the Six Months Ended
(Amounts in thousands)	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited-As revised)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited-As revised)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(142,278)	(517,441)	(342,019)	(55,165)	(318,322)	(859,460)	(138,622)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation of fixed assets	30,688	40,676	45,212	7,292	57,205	85,888	13,853
Bad debt expense	5,247	14,800	1,862	300	(1,226)	16,662	2,687
Amortization of licensed copyrights	270,328	450,865	478,480	77,174	477,191	929,345	149,894
Amortization and impairment of intangible assets and capitalized content production costs	7,337	13,930	17,493	2,821	13,267	31,423	5,068
Barter sublicensing revenues	(64,621)	(83,239)	(94,891)	(15,305)	(138,932)	(178,130)	(28,731)
Loss (Gain) on disposal of property and equipment	128	(47)	135	22	218	88	14
Foreign exchange loss (gain)	846	(20,070)	21,755	3,509	3,010	1,685	272
Share-based compensation	82,131	79,772	144,364	23,285	152,351	224,136	36,151
Deferred government grant income	—	—	(167)	(27)	—	(167)	(27)
Share of net loss of equity investee	—	1,247	1,459	235	—	2,706	436
Changes in operating assets and liabilities, net of acquisition:
Restricted cash	(1)	(5,507)	6,044	975	(3)	537	87
Accounts receivable	(244,056)	(101,326)	(330,939)	(53,377)	(64,903)	(432,265)	(69,720)
Amounts due from related parties	(62,620)	(53,417)	93,213	15,034	(62,620)	39,796	6,419
Prepayments and other assets	(21,120)	(103,103)	(49,712)	(8,017)	(31,735)	(152,815)	(24,648)
Capitalized content production costs	(6,371)	(21,974)	(51,805)	(8,356)	(9,343)	(73,779)	(11,900)
Accounts payable	8,631	71,836	(10,033)	(1,618)	13,205	61,803	9,968
Advances from customers and deferred revenue	(3,229)	36,933	(3,788)	(611)	(1,413)	33,145	5,346
Accrued expenses and other liabilities	(16,266)	88,424	246,747	39,800	13,325	335,171	54,060
Amount due to related parties	70	1	(4)	(1)	70	(3)	—
Net cash provided (used in) by operating activities	(155,156)	(107,640)	173,406	27,970	101,345	65,766	10,607

Cash flows from investing activities:
Acquisition of property and equipment	(84,968)	(72,990)	(71,508)	(11,534)	(113,159)	(144,498)	(23,306)
Purchase of available-for-sale financial assets	—	(21,267)	—	—	—	(21,267)	(3,430)
Proceeds received from maturity of short-term investments	66,037	—	20,000	3,226	1,198,496	20,000	3,226
Short-term investments placed with financial institutions	(4,698)	(280,308)	—	—	(1,395,937)	(280,308)	(45,211)
Proceeds from disposal of property and equipment	10	47	15	2	190	62	10
Collection of loans to third parties	—	—	3,000	484	—	3,000	484
Loans to third parties	—	(3,000)	—	—	—	(3,000)	(484)
Acquisition of shares of investees	—	—	(77,250)	(12,460)	—	(77,250)	(12,460)
Acquisition of licensed copyrights	(245,390)	(495,247)	(366,228)	(59,069)	(411,281)	(861,475)	(138,948)
Acquisition of intangible assets	(930)	—	—	—	(930)	—	—
Net cash used in investing activities	(269,939)	(872,765)	(491,971)	(79,351)	(722,621)	(1,364,736)	(220,119)

Cash flows from financing activities:
Exercise of employee stock options	7,355	4,529	29,754	4,799	19,164	34,283	5,530
Increase in restricted cash	—	(670,000)	(154,000)	(24,839)	—	(824,000)	(132,903)
Proceeds from short-term bank loans	—	670,253	148,247	23,911	—	818,500	132,016
Proceeds from Ali investment, net of issuance costs	7,387,520	—	—	—	7,387,520	—	—
Net cash provided by financing activities	7,394,875	4,782	24,001	3,871	7,406,684	28,783	4,643
Effect of exchange rate changes on cash and cash equivalents	(14,491)	41,693	(30,473)	(4,915)	4,304	11,220	1,810
Net (decrease) increase in cash and cash equivalents	6,955,289	(933,930)	(325,037)	(52,425)	6,789,712	(1,258,967)	(203,059)
Cash and cash equivalents at the beginning of the period	1,598,644	3,820,742	2,886,812	465,615	1,764,221	3,820,742	616,249
Cash and cash equivalents at the end of the period	8,553,933	2,886,812	2,561,775	413,190	8,553,933	2,561,775	413,190

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (1) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Non-GAAP Net Revenues

	For the Three Months Ended				For the Six Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Revenues	1,023,340	1,139,458	1,609,687	259,627	1,798,025	2,749,145	443,410
Deduct: barter sublicensing revenues	64,621	83,239	94,891	15,305	138,932	178,130	28,731
Non-GAAP Net Revenues	958,719	1,056,219	1,514,796	244,322	1,659,093	2,571,015	414,679

2. Non-GAAP Content Costs

	For the Three Months Ended				For the Six Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Content costs	463,880	668,991	744,414	120,067	820,440	1,413,405	227,970
Deduct: amortization of licensed copyrights from nonmonetary content exchanges	43,187	36,445	69,121	11,149	61,699	105,566	17,027
Deduct: share-based compensation	12,694	12,407	25,473	4,109	24,917	37,880	6,110
Deduct: amortization of intangible assets from business combination	1,970	—	—	—	3,830	—	—
Non-GAAP content costs	406,029	620,139	649,820	104,809	729,994	1,269,959	204,833

3. Non-GAAP Gross Profit

	For the Three Months Ended				For the Six Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	228,569	1,471	254,117	40,987	360,694	255,588	41,223
Deduct: barter sublicensing revenues	64,621	83,239	94,891	15,305	138,932	178,130	28,731
Add back: amortization of licensed copyrights from nonmonetary content exchanges	43,187	36,445	69,121	11,149	61,699	105,566	17,027
Add back: share-based compensation	12,694	12,407	25,473	4,109	24,917	37,880	6,110
Add back: amortization of intangible assets from business combination	1,970	—	—	—	3,830	—	—
Non-GAAP gross profit (loss)	221,799	(32,916)	253,820	40,940	312,208	220,904	35,629

4. Non-GAAP Operating Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating expenses	384,200	544,064	645,945	104,186	696,163	1,190,009	191,936
Deduct: share-based compensation	69,437	67,365	118,891	19,176	127,434	186,256	30,041
Deduct: amortization of intangible assets from business combination	2,691	2,691	2,689	434	5,382	5,380	869
Non-GAAP operating expenses	312,072	474,008	524,365	84,576	563,347	998,373	161,026

5. Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing expenses	211,979	320,433	354,259	57,139	397,675	674,692	108,821
Deduct: share-based compensation	24,824	32,351	47,305	7,630	45,996	79,656	12,848
Deduct: amortization of intangible assets from business combination	1,344	1,344	1,344	217	2,688	2,688	434
Non-GAAP sales and marketing expenses	185,811	286,738	305,610	49,292	348,991	592,348	95,539

6. Non-GAAP Product Development Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Product development expenses	98,551	139,573	181,856	29,332	178,689	321,429	51,843
Deduct: share-based compensation	19,006	18,708	39,159	6,316	36,212	57,867	9,333
Deduct: amortization of intangible assets from business combination	905	905	903	146	1,810	1,808	292
Non-GAAP product development expenses	78,640	119,960	141,794	22,870	140,667	261,754	42,218

7. Non-GAAP General and Administrative Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	73,670	84,058	109,830	17,715	119,799	193,888	31,272
Deduct: share-based compensation	25,607	16,306	32,427	5,230	45,226	48,733	7,860
Deduct: amortization of intangible assets from business combination	442	442	442	71	884	884	143
Non-GAAP general and administrative expenses	47,621	67,310	76,961	12,414	73,689	144,271	23,269

8. Non-GAAP Loss from Operations

	For the Three Months Ended				For the Six Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(154,751)	(542,470)	(380,753)	(61,413)	(334,589)	(923,223)	(148,907)
Deduct: barter sublicensing revenues	64,621	83,239	94,891	15,305	138,932	178,130	28,731
Add back: amortization of licensed copyrights from nonmonetary content exchanges	43,187	36,445	69,121	11,149	61,699	105,566	17,027
Add back: share-based compensation	82,131	79,772	144,364	23,285	152,351	224,136	36,151
Add back: amortization of intangible assets from business combination	4,661	2,691	2,689	434	9,212	5,380	869
Non-GAAP loss from operations	(89,393)	(506,801)	(259,470)	(41,850)	(250,259)	(766,271)	(123,591)

9. Non-GAAP Net Loss

	For the Three Months Ended				For the Six Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(142,278)	(517,441)	(342,019)	(55,165)	(318,322)	(859,460)	(138,622)
Deduct: barter sublicensing revenues	64,621	83,239	94,891	15,305	138,932	178,130	28,731
Add back: amortization of licensed copyrights from nonmonetary content exchanges	43,187	36,445	69,121	11,149	61,699	105,566	17,027
Add back: share-based compensation	82,131	79,772	144,364	23,285	152,351	224,136	36,151
Add back: amortization of intangible assets from business combination	4,661	2,691	2,689	434	9,212	5,380	869
Non-GAAP net loss	(76,920)	(481,772)	(220,736)	(35,602)	(233,992)	(702,508)	(113,306)

10.  Non-GAAP adjusted EBITDA Loss

	For the Three Months Ended				For the Six Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(142,278)	(517,441)	(342,019)	(55,165)	(318,322)	(859,460)	(138,622)
Add back:
Depreciation and amortization (excluding amortization of acquired content) (2)	30,698	40,686	45,223	7,294	57,225	85,909	13,856
Interest income	(9,923)	(29,811)	(34,265)	(5,527)	(15,976)	(64,076)	(10,335)
Interest expenses	—	10,743	17,126	2,762	—	27,869	4,495
Income taxes	12	144	(21,273)	(3,431)	12	(21,129)	(3,408)
EBITDA loss	(121,491)	(495,679)	(335,208)	(54,067)	(277,061)	(830,887)	(134,014)

Adjustments:
Barter sublicensing revenues	(64,621)	(83,239)	(94,891)	(15,305)	(138,932)	(178,130)	(28,731)
Amortization of licensed copyrights from nonmonetary content exchanges	43,187	36,445	69,121	11,149	61,699	105,566	17,027
Share-based compensation	82,131	79,772	144,364	23,285	152,351	224,136	36,151
Amortization of intangible assets from business combination	4,661	2,691	2,689	434	9,212	5,380	869
Others, net	(2,562)	(7,352)	(1,781)	(287)	(303)	(9,133)	(1,473)
Non-GAAP adjusted EBITDA loss	(58,695)	(467,362)	(215,706)	(34,791)	(193,034)	(683,068)	(110,171)

(1)          For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.

(2)          The amortization expense was related to an advertising license acquired in April 2010. The amortization of acquired content was not treated as a Non-GAAP adjustment.